Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CFO SUCCESSION

CALGARY, ALBERTA (June 6, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces that as part of its succession planning process, Mr. Edward J. Brown, the Company’s Executive Vice President, Finance & Chief Financial Officer, will be retiring from the Company, effective June 30, 2017, following more than ten years of service with Bellatrix and its predecessors. The Board of Directors of Bellatrix is pleased to announce that Mr. Maxwell (Max) Lof has accepted the position of Executive Vice President & Chief Financial Officer. Mr. Lof expects to join Bellatrix effective July 1, 2017.

Brent Eshleman, Bellatrix’s President & CEO commented, “On behalf of the Board of Directors and management, I want to thank Mr. Brown for his leadership over the years and wish him well in his future endeavors and retirement.” Continuing, Mr. Eshleman said, “Max brings a wealth of direct public company and financial executive experience to our Company. His demonstrated leadership and skill set represent a strategic fit as Bellatrix executes on its long term sustainable growth plan.”

Mr. Lof is an established financial executive with over 25 years of experience in progressive financial and senior executive roles including 12 years of direct experience as a CFO in both private and publicly traded companies. Most recently, he was the CFO for an energy focused information technology company, and prior thereto, Mr. Lof was co-founder and CFO for both Surge Energy Inc. and Breaker Energy Ltd., both publicly traded western Canadian focused exploration and production companies. Mr. Lof obtained an MBA from the Southern Methodist University and is a CFA® charterholder.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com